UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                Amendment No. 1

                    Under the Securities Exchange Act of 1934




                           HIRSCH INTERNATIONAL CORP.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)



                                   433550 10 0
 ------------------------------------------------------------------------------
                                 (CUSIP Number)


                         Ruskin Moscou Faltischek, P.C.
                             East Tower, 15th Floor
                                  190 EAB Plaza
                            Uniondale, NY 11556-0190
                        Attention: Adam P. Silvers, Esq.
                                 (516) 663-6600
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 29, 2003
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



The filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


CUSIP No. 433550 10 0

1. Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only).

              Paul Gallagher

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)

              (b)


3.   SEC Use Only


4.   Source of Funds (See Instructions)

              PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


6.   Citizenship or Place of Organization

              United States of America

     Number of             7.       Sole Voting Power                  486,666*
     Shares
     Beneficially          8.      Shared Voting Power                 -0-
     Owned By
     Each                  9.       Sole Dispositive Power             486,666*
     Reporting
     Person                10.      Shared Dispositive Power           -0-
     With

11.  Aggregate Amount Beneficially Owned by Each Reporting Person 486,666*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11) 7.7%

14.  Type of Reporting Person (See Instructions) IN


*Includes  options to purchase  191,666  shares of the Company's  Class A Common
Stock


Item 1.  Security and Issuer.
------   -------------------

          Class A Common Stock, $.01 par value per share issued by Hirsch International Corp. with its principal executive offices located at 200 Wireless Boulevard, Hauppauge, New York 11788 (hereinafter referred to as the "Company").


Item 2.  Identity and Background.
------   -----------------------

          (a)  Name: Paul Gallagher

          (b)  Address: 200 Wireless Blvd. Hauppauge, NY 11788

          (c)  Principal Occupation: President and
               Chief Operating Officer of the Company

          (d)  Criminal Violations: None

          (e)  Securities Violations: None

          (f)  Citizenship: United States of America


Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

          295,000 shares of Class A Common Stock were purchased by the Reporting Person with personal funds.

          Options to purchase 400,000 shares of Class A Common Stock were granted to the Reporting Person pursuant to incentive stock option agreements, of which 191,666 options are presently exerciseable or will be exerciseable within 60 days of the date hereof. Should the Reporting Person exercise his options to purchase such shares, they will be purchased with personal funds.


Item 4.  Purpose of Transaction.
------   ----------------------

          The Reporting Person acquired the securities of the Issuer for investment purposes. As of the date of this schedule, the Reporting Person has no plans or proposals which relate to or would result in the acquisition or disposition of the Company's securities by any person; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of the material amount of the assets of the Company or any of its subsidiaries; any change in the Company's present board of directors or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the Company's present capitalization or dividend policy; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of the Company's securities to cease to be listed in an inter-dealer quotation system of a registered national securities association; a class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934, as amended; or any action similar to those enumerated in response to this item.



Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

         (a) The Reporting Person beneficially owns 486,666 shares of Class A Common Stock of the Company, or approximately 7.7% of the issued and outstanding shares of the Class A Common Stock of the Company.

         (b)      The Reporting Person:

                    (i) has the sole power to vote or to direct the vote of 486,666 shares of the Company's Class A Common Stock*;

                    (ii) has shared  power to vote or to direct the vote of zero
                    (0) shares of the Company's Class A Common Stock;

                    (iii) has the sole power to dispose or to direct the disposition of 486,666 shares of the Company's Class A Common Stock*;

                    (iv)  has   shares   power  to  dispose  or  to  direct  the
                    disposition of zero (0) shares of the Company's Class A Common Stock.

         (c) None.

         (d) None.

         (e) Not applicable.


*Includes  options to purchase  191,666  shares of the Company's  Class A Common
Stock


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect ------- to Securities of the Issuer.
         ---------------------------------------------------------------------

         Not applicable.

Item 7.  Material to be Filed as Exhibits.
------   --------------------------------

         None.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATED:   June 4, 2003


                                 /s/ Paul Gallagher
                                 ------------------
                                 PAUL GALLAGHER